Exhibit 11.1

ML Macadamia Orchards, L.P.

Computation of Net Income (Loss) per Class A Unit

(in thousands, except per unit data)

	2007		2006		2005

Net income (loss)		$(3,965)		$804		$771

Class A Unitholders (ownership percentage)	x	100%	x	100%	X	100%

Net income (loss) allocable to Class A Unitholders		$(3,965)		$804		$771

Class A Units outstanding		7,500		7,500		7,500

Net income (loss) per Class A Unit		$(0.53)		$0.11		$0.10